Mail Stop 6010

May 30, 2008

G.G. Pique
President and Chief Executive Officer
Energy Recovery, Inc.
1908 Doolittle Drive
San Leandro, CA 94577

> **Re: Energy Recovery, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 12, 2008**
> **File No. 333-150007**

Dear Mr. Pique:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary

1.   Please provide supplemental support for your leadership role, including that you "are the largest global supplier of energy recovery devices" and that your "PX product was selected for a significant majority of the new SWRO plants commissioned in China."

2.   In the fourth bullet on page 3, clarify that three EPC customers accounted for 56% of your net revenue for 2007.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 25

Stock-Based Compensation, page 27

3.   We refer to your response to prior comment 11. Please expand to more
        specifically describe the models used to value your common shares for purposes
        of estimating stock-based compensation.   Please also describe significant
        assumptions on which the valuations are based, including how those assumptions
        have migrated as you move closer to the actual offering.

Annual Review Process, page 59

4.   We note your response to prior comment 18 and the market data from three
        national benchmark salary survey firms. If a registrant uses benchmarking and it
        is material to its compensation policies and decisions, Item 402(b)(2) of
        Regulation S-K requires the registrant "to identify the benchmark and, if
        applicable, its components (including component companies)." Please comply.
        See Staff Observations in the Review of Executive Compensation Disclosure for
        further discussion.

Base Salary, page 60

5.   We note your response to prior comment 19. Please revise vague statements with
        specific information of the factors taken into account in setting the base salary
        levels of your named executive officers. It is not clear what you mean in the
        second sentence under this caption.

Cash Bonuses, page 60

6.   We reissue comment 20 with regard to performance targets. Please see Item
        402(b)(2) of Regulation S-K and the detailed discussion in Staff Observations in
        the Review of Executive Compensation Disclosure that describes the disclosure
        issues. Specifically describe the performance targets that were applied to the
        named executive officers, rather than a couple of general examples, and quantify
        the targets. If you believe disclosure of any of the quantified targets that were
        applied in 2007 would continue to cause competitive harm now, please furnish us
        with a detailed explanation to support your position.

7.   In the event that you are able to establish that the registrant would be
        competitively harmed if certain targets were disclosed, please revise to disclose
        how difficult it would be for the named executive officers or how likely it would
        be for the company to achieve the undisclosed key corporate goals and annual
        performance goals.

8.   We note your response to prior comment 21. The bonus amount for Dr. Stover
        appears to exceed the 30% maximum of base salary paid. Please revise footnote
        (6) to the summary compensation table to explain the difference.

Financial Statements

Note 9. Stockholders' Equity, page F-23

Stock Option Plans, page F-24

9.   You disclose that you used an independent valuation firm to assist you in the
        valuation of the Company's common stock for 2007, 2006 and 2005. While
        management may elect to take full responsibility for the valuations, if you choose
        to continue to refer to the expert in any capacity, please revise the filing to name
        the independent valuation expert and include its consent as an exhibit. Refer to
        Rule 436 and Item 601(b)(23) of Regulation S-K.

10.   We refer to your response to comment 31. Please tell us why you rejected the $5
        per share private placement offer in March 2008.

11.   We refer to your response to comment 32. While we understand that the
        discussions with your underwriters are preliminary, please provide us a history of
        those pricing discussions.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of any amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd, Reviewing
Accountant, at (202) 551-3605 if you have questions regarding comments on the
financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or
me at (202) 551-3800 with any other questions.

                                            Sincerely,

                                            Peggy Fisher
                                            Assistant Director

cc (via fax): Stephen J. Schrader
             Jenny C. Yeh